Exhibit 1

Media Release

6 November 2008

Westpac Statement regarding ABC Learning

Following the appointment of voluntary administrators and receivers to ABC Learning (ABC), Westpac today confirmed it has exposure to ABC of approximately A$200 million.

Westpac will review the implications of the appointment of the voluntaryadministrators to ABC and adjust existing provisions as required.

Westpac will continue to work constructively with the receivers, the banking syndicate and the government on a range of measures to minimise any disruption to ABC’s child care operations.

Ends.

For Further Information

David Lording

Westpac Media Relations

Ph: 02 8253 3510

Ph: 0419 683 411